Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED SEPTEMBER 18, 2018

TO THE PROSPECTUS DATED MAY 1, 2018

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated May 1, 2018 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2018;
•	to disclose the calculation of our August 31, 2018 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the Prospectus.

October 1, 2018 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2018 (and repurchases as of September 30, 2018) is as follows:

Transaction Price (per share)
Class S	$10.8268
Class T	$10.6411
Class D	$10.6907
Class I	$10.8064

The October 1 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2018. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2018 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2018 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2018 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2018 ($ and shares in thousands):

Components of NAV	August 31, 2018
Investments in real properties	$8,593,322
Investments in real estate related securities	1,998,259
Cash and cash equivalents	63,814
Restricted cash	241,809
Other assets	76,099
Debt obligations	(6,762,786)
Subscriptions received in advance	(205,151)
Other liabilities	(209,818)
Accrued performance participation allocation	(25,618)
Management fee payable	(3,927)
Accrued stockholder servicing fees (1)	(1,931)
Non-controlling interests in joint ventures	(76,122)
Net asset value	$3,687,950
Number of outstanding shares	341,356

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2018, the Company has accrued under GAAP $189.2 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$2,407,834	$184,902	$235,861	$859,353	$3,687,950
Number of outstanding shares	222,396	17,376	22,062	79,522	341,356
NAV Per Share as of August 31, 2018	$10.8268	$10.6411	$10.6907	$10.8064

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2018 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily*	7.8%	5.6%
Industrial	7.3%	6.2%
Hotel	9.7%	9.5%
Retail	7.7%	6.5%

_______________

*  Multifamily includes manufactured housing.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hotel	Retail
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.5%	+0.9%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.4%)	(0.8%)	(1.8%)
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.7%	+1.9%	+2.4%
(weighted average)	0.25% increase	(2.7%)	(2.5%)	(1.8%)	(2.2%)

The following table provides a breakdown of the major components of our total NAV as of July 31, 2018 ($ and shares in thousands):

Components of NAV	July 31, 2018
Investments in real properties	$7,498,495
Investments in real estate related securities	1,809,027
Cash and cash equivalents	64,392
Restricted cash	200,344
Other assets	74,376
Debt obligations	(5,729,706)
Subscriptions received in advance	(181,496)
Other liabilities	(222,976)
Accrued performance participation allocation	(21,360)
Management fee payable	(3,631)
Accrued stockholder servicing fees (1)	(1,810)
Non-controlling interests in joint ventures	(51,146)
Net asset value	$3,434,509
Number of outstanding shares	318,766

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2018, the Company has accrued under GAAP $177.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2018 ($ and shares in thousands, except per share data):

	Class S	Class T	Class D	Class I
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$2,264,216	$170,751	$203,013	$796,529	$3,434,509
Number of outstanding shares	209,729	16,090	19,039	73,908	318,766
NAV Per Share as of July 31, 2018	$10.7959	$10.6120	$10.6633	$10.7773

Status of our Current Public Offering

As of the date hereof, we had issued and sold 366,593,389 shares of our common stock (consisting of 238,206,213 Class S shares, 19,209,243 Class T shares, 24,240,615 Class D shares, and 84,937,318 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Updates to the Prospectus

The following is added to the “Plan of Distribution” section of the Prospectus:

Notice to Prospective Investors in Mexico

The offering of shares made pursuant to this prospectus does not constitute a public offering of securities under Mexican law and therefore is not subject to obtaining the prior authorization of the Mexican National Banking and Securities Commission or the registration of shares of the Company with the Mexican National Registry of Securities. The shares described herein will only be offered and sold in Mexico pursuant to applicable private placement exemptions to “Institutional Investors” or “Qualified Investors” under the Mexican Securities Market Law.

Notice to Prospective Investors in Chile

Esta información versa sobre valores no inscritos en el registro de valores o en el registro de valores extranjeros que lleva la Superintendencia de Valores y Seguros (“SVS”) , por lo que tales valores no están sujetos a la fiscalización de ésta. Por tratarse de valores no inscritos no existe la obligación por parte del emisor de entregar en Chile información pública respecto de los valores sobre los que versa esta oferta. Estos valores no podrán ser objeto de oferta pública mientras no sean inscritos en el registro de valores correspondiente. Las acciones que se ofrecen en Chile de conformidad con este prospecto únicamente están disponibles mediante oferta privada dirigida a “Inversionistas Calificados” de conformidad con el Registro de Valores de la Superintendencia de Valores y Seguros.

The attached information is related to securities not registered in the Chilean Securities Registry or the Chilean Foreign Securities Registry of the Superintendence of Securities and Insurance (“SVS”), and therefore are not subject to supervision by the SVS. As being unregistered securities in Chile, there is no obligation for the Company to deliver in Chile public information about these securities. The securities cannot be subject to public offering until they are registered in the appropriate registry. The shares described herein will only be offered and sold in Chile pursuant to applicable private placement exemptions to “Qualified Investors” under the SVS.

Notice to Prospective Investors in the People’s Republic of China

This prospectus and the related subscription agreement documents do not and are not intended to constitute a sale, an offer to sell or a solicitation of an offer to buy, directly or indirectly, any securities in the People’s Republic of China (excluding Taiwan, the Special Administrative Region of Hong Kong and the Special Administrative Region of Macao, the “PRC”).

No marketing activities, advertisements or public inducements have been or will be carried out by the Company or the Dealer Manager to the general public within the PRC in relation to an investment in the Company.

This prospectus is intended solely for the use of those qualified investors for the purpose of evaluating a possible investment by them in the Company and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective managing directors, employees and consultants receiving this prospectus).

This prospectus has not been and will not be filed with or approved by the China Securities Regulatory Commission or any other regulatory authorities or agencies of the PRC pursuant to relevant securities-related or other laws and regulations and may not be offered or sold within the PRC through a public offering or in circumstances which require an examination or approval of or registration with any securities or other regulatory authorities or agencies in the PRC unless otherwise in accordance with the laws and regulations of the PRC.